                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)*

                                  ROPAK CORPORATION
                                   (Name of Issuer)

                             COMMON STOCK, $.01 par value
                            (Title of Class of Securities)

                                     776670 10 1
                                    (CUSIP Number)

                                    David Williams
                                    Deykin Avenue
            Witton, Birmingham B6 7HY, United Kingdom (011-44-21-238-2400)
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                   October 14, 1994
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [   ].
     (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                     SCHEDULE 13D

     CUSIP No.  776670 10 1
     _________________________________________________________________
     1    NAMES OF REPORTING PERSON S.S. OR
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          LINPAC MOULDINGS LIMITED
     _________________________________________________________________
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                         (b) / /
     _________________________________________________________________
     3    SEC USE ONLY
     _________________________________________________________________
     4    SOURCE OF FUNDS*
          WC
     _________________________________________________________________
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
     _________________________________________________________________
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United Kingdom
     _________________________________________________________________
                          7   SOLE VOTING POWER
     NUMBER OF SHARES         2,129,782
       BENEFICIALLY      _______________________________________________________
        OWNED BY          8   SHARED VOTING POWER
          EACH                -0-
        REPORTING        _______________________________________________________
         PERSON           9   SOLE DISPOSITIVE POWER
          WITH                2,122,463
                         _______________________________________________________
                         10   SHARED DISPOSITIVE POWER
                              -0-
     _________________________________________________________________
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,129,782
     _________________________________________________________________
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           / /
     _________________________________________________________________
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          42.6%
     _________________________________________________________________
     14   TYPE OF REPORTING PERSON*
          CO

     _________________________________________________________________
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     Item 1.  Security and Issuer.

               This Schedule 13D Amendment No. 3 is filed with respect to the Common Stock, $.01 par value (the "Common Stock"), of Ropak Corporation, a Delaware corporation (the "Company"). The address of the principal executive officers of the Company is 660 South State College Boulevard, Fullerton, California 92631.

     Item 2.  Identity and Background

               This Amendment is filed on behalf of LINPAC Mouldings Limited, a United Kingdom corporation ("LINPAC"). The address of LINPAC's principal business and principal office is Deykin Avenue, Witton, Birmingham B6 7HY, United Kingdom. LINPAC's principal business is injection moulding for plastic products. The following persons are the directors and executive officers of LINPAC:

                                        Business                 Principal
     Name                Position       Address                  Occupation

     M.J. Cornish        Chairman       LINPAC Group Limited     Chairman &
                         and Director   Evan Cornish House       Managing
                                        Windsor Road             Director
                                        Louth LN11 OLX           of LINPAC
                                        United Kingdom           Group

     D.A. Williams       Managing       LINPAC Mouldings         Managing
                         Director       Limited                  Director
                                        Deykin Avenue,           of LINPAC
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom

     J.L. Doughty        Finance        LINPAC Mouldings         Financial
                         Director       Limited                  Director
                                        Deykin Avenue,           of LINPAC
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom

     R. Heaton           Director       LINPAC Mouldings         Director
                                        Limited                  of LINPAC
                                        Deykin Avenue,
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom

     B. Taylor           Director       LINPAC Mouldings         Director
                                        Limited                  of LINPAC
                                        Deykin Avenue,
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom

     J.P. Thorp          Director       LINPAC Mouldings         Director
                                        Limited                  of LINPAC
                                        Deykin Avenue,
                                        Witton,
                                        Birmingham B6 7HY
                                        United Kingdom

     LINPAC is a wholly-owned subsidiary of LINPAC Group Limited, a United Kingdom corporation ("Group"). The address of Group's principal business and principal office is Evan Cornish House, Windsor Road, Louth, Lincolnshire, LN11 OLX, United Kingdom. Group's principal business is to serve as a holding company. The following persons are the directors and executive officers of Group:

                                        Business                 Principal
     Name                Position       Address                  Occupation

     M.J. Cornish        Chairman       LINPAC Group Limited     Chairman
                         and Managing   Evan Cornish House       and
                         Director       Windsor Road             Managing
                         (Executive)    Louth LN11 OLX           Director
                                        United Kingdom           of LINPAC
                                                                 Group

     H.M. Paisner        Director       Paisner & Co.            Solicitor
                         (Non-          Bouverie House
                         Executive)     154 Fleet Street
                                        London
                                        EC4A 2DQ
                                        United Kingdom
                                        LINPAC GROUP Limited

     S.F. Robin          Director       5 Kensington             Retired
                         (Non-          High Street
                         Executive)     London
                                        W8 5NP
                                        United Kingdom

     A.T. Smith          Secretary and  LINPAC Group Limited     Secretary
                         Financial      Evan Cornish House       and
                         Director       Windsor Road             Financial
                         (Executive)    Louth LN11 OLX           Director
                                        United Kingdom           of Group

     R.A. Lang           Director       LINPAC INC               President
                         (Executive)    6400 Powers Ferry Rd NW  of LINPAC
                                        Suite 345                INC
                                        Atlanta
                                        Georgia 30339-2097
                                        USA

     M.C. Anderson       Director       LINPAC Plastics          Managing
                         (Executive)      International Limited  Director
                                        Al Business Park         of LINPAC
                                        Knottingley WF11OBS      Plastics
                                        United Kingdom           Interna-
                                                                 tional
                                                                 Limited

     D.A. Williams       Director       LINPAC Mouldings Limited Managing
                         (Executive)    Deykin Avenue,           Director
                                        Witton,                  of LINPAC
                                        Birmingham B6 7HY        Mouldings
                                        United Kingdom           Limited

     R.B. Redding        Director       LINPAC Containers        Managing
                         (Executive)      International Limited  Director
                                        Evan Cornish House       of LINPAC
                                        Windsor Road             Containers
                                        Louth LN11 OLX           Interna-
                                        United Kingdom           tional
                                                                 Limited

               All of the foregoing individuals are citizens of the United Kingdom. During the past five years, neither LINPAC, Group nor any of their directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was or is any such person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration

               LINPAC acquired the shares of Common Stock described in Item 5(c) below with internally generated funds.

     Item 4.  Purpose of Transaction

               LINPAC acquired the shares of Common Stock described in Item 5(c) below as a step towards acquiring all of the outstanding capital stock of the Company pursuant to the proposed Merger (as defined in Item 6 below). If the proposed Merger is consummated, then LINPAC will own all the outstanding Common Stock and the Common Stock will cease to be traded in public securities markets. LINPAC may purchase other shares through other means. If the proposed Merger is not consummated, then LINPAC will evaluate all its alternatives with respect to its investment in the Company.

     Item 5.  Interest in Securities of the Issuer

               (a) The aggregate number of shares of Common Stock beneficially owned by LINPAC within the meaning of Section 13(d) of the Securities Exchange Act of 1934 is 2,129,782 or 42.6% of the total amount outstanding.

               (b) LINPAC has the sole power to vote and to direct the disposition of all the shares of Common Stock beneficially owned by it.

               (c) Since Schedule 13D Amendment No. 2 was filed with the Securities and Exchange Commission on September 29, 1994, LINPAC has obtained beneficial ownership of an additional 640,277 shares of Common Stock. The following shares were purchased in transactions on the NASDAQ/NMS: On September 30, 1994, LINPAC purchased 22,500 shares of Common Stock at $10.25 per share. On October 3, 1994, LINPAC purchased 5,000 shares of Common Stock at $10.25 per share. On October 4, 1994, LINPAC purchased 4,000 shares of Common Stock at $10.25 per share and 10,000 shares of Common Stock at $10 3/8 per share. On October 6, 1994, LINPAC purchased 6,000 shares of Common Stock at $10.25 per share. On October 10, 1994, LINPAC purchased 2,500 shares at $10.25 per share. On October 11, 1994, LINPAC purchased 500 shares of Common Stock at $10.25 per share. On October 12, 1994, LINPAC purchased 1,000 shares at $10 per share and 1,000 shares at $10 1/8 per share. On October 17, 1994, LINPAC purchased 10,000 shares at $10 3/8 per share.

               In addition, on October 14, 1994, pursuant to the Share Purchase Agreement (as defined below in Item 6), LINPAC purchased 5,200 shares of 7.5% Sinking Fund Preferred Shares of Ropak Canada, Inc., which are convertible at any time into 577,777 shares of Common Stock, for a purchase price of $5,922,222.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer

               Pursuant to a Share Purchase Agreement dated October 13, 1994 (the "Share Purchase Agreement"), on October 14, 1994, LINPAC purchased 5,200 shares of 7.5% Sinking Fund Preferred Shares of Ropak Canada, Inc., a subsidiary of the Company, from National Bank of Canada for a purchase price of $5,922,222. Such preferred shares are convertible at any time into 577,777 shares of Common Stock.

               On September 25, 1994 LINPAC entered into an Agreement (the "Option Agreement") with William H. Roper and Ruth Roper, Robert E. Roper and Nancy Roper, C. Richard Roper and Margo Roper and certain trusts controlled by the foregoing members of the Roper family (the "Major Stockholders") which provides LINPAC with an option to purchase, and the Major Stockholders with an option to sell, 1,116,154 shares (the "Roper Shares") of Common Stock (assuming exercise of options to purchase 132,000 shares) at an option price of $14.75 per share. The Option Agreement also provides LINPAC with a proxy to vote the Roper Shares and 7,319 other shares held by the Major Stockholders but not subject to the option. A total of 1,123,473 shares of Common Stock are subject to the proxy.

               The Option Agreement requires LINPAC to propose a merger (the "Merger") in which the Company would be the surviving corporation and whereby shareholders other than LINPAC would receive $10.50 per share in cash for their Common Stock. As further consideration for the option under the Option Agreement, the Merger to be proposed would provide for employment and noncompetition agreements between the Company and each of William H. Roper, Robert E. Roper and C. Richard Roper with payments as described in the Option Agreement (see Section 1.1 of Exhibit F). The Option Agreement requires the Major Stockholders to support the Merger.
     The Option Agreement further provides that the Major Stockholders may not take any action to seek, encourage, solicit or support any inquiry, proposal, expression of interest or offer from any person or entity with respect to an acquisition, combination or similar transaction involving the Company or substantially all of the assets or securities related thereto.

     The Merger is subject to negotiation of a definitive merger agreement and related documents as well as approval of the independent directors of the Company and the Company's stockholders.

     Item 7.  Material to Be Filed as Exhibits

               Exhibits A, B and C are incorporated herein by reference to the
     Schedule 13D amended hereby that was filed on behalf of LINPAC on May 26, 1992. Exhibits D and E are incorporated herein by reference to the
     Schedule 13D Amendment No. 1 amended hereby that was filed on behalf of LINPAC on June 12, 1992. Exhibit F is incorporated herein by reference to the Schedule 13D Amendment No. 2 amended hereby that was filed on behalf of LINPAC on September 29, 1994. Attached hereto as Exhibit G is a copy of the Share Purchase Agreement which is hereby incorporated by reference in its entirety.

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


     Date: October 18, 1994

                                        LINPAC MOULDINGS LIMITED


                                        By:  /s/ David Williams
                                             Managing Director

              ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                 CONSTITUTE CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    EXHIBIT INDEX


                                  Exhibit                               Page No.

     Exhibit A - Letter from Massachusetts Mutual Life                  *
     Insurance Company and MassMutual Corporate Investors to LINPAC Mouldings Limited c/o Stanley H. Meadows, dated May 15, 1992.

     Exhibit B - Letter from Stanley H. Meadows to                      *
     Massachusetts Mutual Life Insurance Company and
     MassMutual Corporate Investors dated May 15, 1992.

     Exhibit C - LINPAC Mouldings Limited Power of                      *
     Attorney to Stanley H. Meadows, P.C.

     Exhibit D - Stock Purchase Agreement between                      **
     Massachusetts Mutual Life Insurance Company and
     LINPAC Mouldings Limited, dated June 12, 1992.

     Exhibit E - Stock Purchase Agreement between                      **
     MassMutual Corporate Investors and LINPAC Mouldings
     Limited, dated June 12, 1992.

     Exhibit F - Option Agreement among LINPAC Mouldings               ***
     Limited, LINPAC Mouldings, Inc. and certain stockholders of the Company.

     Exhibit G - Share Purchase Agreement between LINPAC               12
     Mouldings Limited and National Bank of Canada dated
     October 14, 1994.

     * Incorporated by reference to the Schedule 13D amended hereby that was filed on behalf of LINPAC Mouldings Limited on May 26, 1992.

     ** Incorporated by reference to the Schedule 13D Amendment No. 1 amended hereby that was filed on behalf of LINPAC Mouldings Limited on June 12, 1992.

     *** Incorporated by reference to the Schedule 13D Amendment No. 2 amended hereby that was filed on behalf of LINPAC Mouldings Limited on September 29, 1994.

                                                                       EXHIBIT G













                               SHARE PURCHASE AGREEMENT

                                       between

                               National Bank of Canada

                                         and

                               Linpac Mouldings Limited




















                               Date:  October 14, 1994

     SHARE PURCHASE AGREEMENT made and entered into at Montreal, Canada this 14th day of October, 1994,

     BY AND BETWEEN      NATIONAL BANK OF CANADA, a Canadian chartered bank duly
                         constituted under the laws of Canada, having its head office and principal place of business at 600 de La
                         Gauchetiere Street West, Montreal, Quebec, H3B 4L2, herein acting and represented by Ms. Patricia Curadeau-
                         Grou and Mr. Jacques Maurice, duly authorized as they so declare:

                         (hereinafter referred to as the "Bank")

     AND: LINPAC MOULDINGS LIMITED, a body corporate, duly incorporated and having its head office at Deykin Avenue, Witton, Birmingham, England, B6 7HY, herein acting and represented by David A. Williams, duly authorized as he so declares,

                         (hereinafter referred to as "Linpac")

     WITNESSETH

               WHEREAS the Bank wishes to sell an aggregate of 5,200 of 7.5% Sinking Fund Preferred Shares in the capital of Ropak Canada Inc. ("Ropak") together with all rights and obligations attached to such shares, including without limitation a right to exchange said shares into Common Shares of the capital of Ropak Corporation ("Ropak US"), pursuant to the terms and conditions of an Exchange Agreement between Vulcan Packaging Inc. and Ropak US dated June 8, 1993 and the agreement of Guaranty & Undertaking dated June 8, 1993 (the "Guaranty") between Ropak US and the Vendor to the extent it applies to the rights and obligations of Ropak under the Sinking Fund Preferreds;

               WHEREAS Linpac wishes to purchase such shares together with such right of exchange, on and subject to the terms and conditions of this Agreement;

               NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are mutually acknowledged, the parties hereto agree as follows:


                                      ARTICLE 1

                                  PURCHASE AND SALE

     1.1       SALE AND PURCHASE PRICE

               Subject to the terms of this Agreement, the Bank sells and Linpac purchases, 5,200 of 7.5% Sinking Fund Preferred Shares in the capital stock of Ropak, including a right or exchange pursuant to which said shares may be converted, at the option of the holder, into Common Shares of the capital of Ropak US together with the Guaranty to the extent it applies to the rights and obligations of Ropak under the Sinking Fund Preferred Shares (collectively the "Shares"), the whole in accordance with the terms and conditions of an Exchange Agreement entered into between Vulcan Packaging Inc. and Ropak US on June 8, 1993 (the "Exchange Agreement"), a copy of which is annexed as Schedule "A" as an integral part of the present Agreement. The bank hereby assigns to Linpac all rights under the Share Purchase Agreement with Vulcan Packaging Inc. dated April 29, 1994.

               The purchase and sale of the Shares is made for an aggregate price payable cash of FIVE MILLION NINE HUNDRED TWENTY-TWO THOUSAND TWO HUNDRED AND TWENTY-TWO U.S. DOLLARS ($5,922,222 US) (the "Purchase Price") or the equivalent of $10.25 US per Common Share of Ropak US should the Bank have exchanged the Shares into Common Shares of Ropak US at the price of $9.00 US per share (as provided for in the Exchange Agreement) the receipt and sufficiency thereof being hereby expressly acknowledged by the Bank, whereof quit.


                                      ARTICLE 2
               REPRESENTATIONS, WARRANTIES, COVENANTS AND UNDERTAKINGS

     2.1       REPRESENTATIONS AND WARRANTIES BY THE BANK

               The Bank represents and warrants to Linpac as follows and acknowledges that Linpac is relying upon the following representations and warranties in connection with its purchase of the Shares:

               2.1.1 The Bank is a valid and subsisting Canadian chartered bank duly constituted according to law with full power and authority to own its assets and to carry on its business;

               2.1.2 the fulfillment of the terms of this Agreement is not in contravention of any charter documents or by-laws of the Bank;

               2.1.3 the Bank has the corporate power and authority to enter into this Agreement and perform its obligations hereunder;

               2.1.4 the Shares are owned by the Bank as the registered and beneficial owner, free and clear of any encumbrances, hypothecs, prior claims, rights of resolution or cancellation, seizures or any other charges whatsoever and the Bank has the full right and authority to sell the Shares in accordance with the provisions hereof and transfers to Linpac a good and valid title to the Shares;

               2.1.5 the execution, delivery and performance of this Agreement by the Bank has been duly authorized by all necessary corporate actions and no consent, authorization, license, approval or order of any court or governmental agency or regulatory body is required to permit the Bank to fulfil the terms of this Agreement;

               2.1.6 there are no actions, suits, claims, investigations or other proceedings pending or to the knowledge of the Bank threatened with respect to or any manner affecting the Shares;

               2.1.7 the Bank has complied with all the requirements under the securities laws of the Province of Quebec necessary to permit the sale and delivery of the Shares to Linpac and no authorization, approval, consent, permit or license is required to be filed or obtained in order to permit the sale and delivery of the Shares to Linpac in the Province of Quebec; and

               2.1.8 this Agreement is a valid and binding obligation of the Bank enforceable against it in accordance with its terms.

               2.1.9 Schedule A contains an accurate and complete copy of the Vulcan Share Purchase Agreement, the Exchange Agreement and the Guaranty. The Shares are immediately convertible into 577,777.78 shares of Common Stock of ropak U.S., in accordance with the terms and conditions of the Exchange Agreement.

     2.2       REPRESENTATIONS AND WARRANTIES BY LINPAC

               Linpac represents and warrants to the Bank as follows and acknowledges that the Bank is relying upon the following representations and warranties in connection with its sale of the Shares:

               2.2.1 Linpac is a corporation duly organized under the laws of England and is a valid and subsisting corporation with full power and authority to own its assets and to carry on its business;

               2.2.2 the fulfillment of the terms of this Agreement is not in contravention of any charter documents or by-laws of Linpac;

               2.2.3 Linpac has the corporate power and authority to enter into this Agreement and perform its obligations hereunder.

               2.2.4 the execution, delivery and performance of this Agreement by Linpac has been duly authorized by all necessary corporate actions and no consent, authorization, license, approval or order of any court or governmental agency or regulatory body is required to permit Linpac to fulfil the terms of this Agreement; and

               2.2.5 this Agreement is a valid and binding obligation of Linpac enforceable against it in accordance with its terms, subject however to:

                         (i) limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency and other laws affecting creditors' rights generally; and

                         (ii) general principles of equity including the
                              availability of equitable remedies, such as specific performance and injunction, which are remedies in the discretion of a court of competent jurisdiction from which they are sought.

     2.3       SURVIVAL OF COVENANTS, REPRESENTATIONS AND WARRANTIES

               The representations and warranties of the Bank and Linpac contained in this Agreement and any document or certificate given pursuant hereto shall survive its execution and, notwithstanding such execution, shall continue in full force and effect for a period of one year from the execution thereof.

     2.4       CLOSING

               The closing of the transactions contemplated herein shall take place at the offices of counsel of the Bank, DESJARDINS DUCHARME STEIN MONAST, 600 de La Gauchetiere St. West, Suite 2400, Montreal (Quebec) Canada at the time and on the date agreed upon by the parties but in any event no later than October 28, 1994.


                                      ARTICLE 3
                                   GENERAL MATTERS

     3.1       GOVERNING LAW

               This Agreement should be governed by and interpreted by the laws of the Province of Quebec and the laws of Canada applicable therein.

     IN WITNESS WHEREOF the Purchaser hereto has duly executed first this agreement on the date hereinabove mentioned.

     LINPAC MOULDINGS LIMITED


     per:  /s/ David A. Williams
         David A. Williams

     and, upon having taken cognizance of such execution, the Vendor signed in its turn in Montreal, Canada on the same date.

     NATIONAL BANK OF CANADA


     per:  /s/ National Bank of Canada

                                    INTERVENTIONS

     AND CAME HERETO AND INTERVENED:

          ROPAK CANADA INC ("Ropak"), a corporation incorporated under the laws of British Columbia, herein acting and represented by Ronald W. Cameron, duly authorized as he so declares;

     WHO DECLARES AND REPRESENTS AS FOLLOWS:

     1. That Ropak has taken cognizance of the terms and conditions of the present Purchase Agreement;

     2. That pursuant to the "Agreement for Purchase of Assets" executed on April 8, 1993, between Ropak and Ropak Corporation, Vulcan Packaging Inc. and R & M Metal Inc., it has filed, as required by the Ontario Securities Commission and within the prescribed period, a report on Form 20 with respect to the sale and delivery of the Shares, together with the appropriate filing fee as required by the Regulation made under the Securities Act (Ontario);

     3. Subject to approval by the Board of Directors of Ropak, which approval has been granted, and subject to the present Share Purchase Agreement, the Shares of its capital stock are freely transferable without restriction; and

     4. That in the event Linpac elects to avail itself of the right of exchange pursuant to the Exchange Agreement (as hereinafter defined), Ropak undertakes to fulfil all applicable requirements and file all applicable documentation, including those required by any securities regulation, the whole within the prescribed period and ate the expense of Linpac.

     AND CAME HERETO AND INTERVENED:

          ROPAK CORPORATION ("Ropak US"), a corporation incorporated under the laws of the State of Delaware, herein acting and represented by Ronald W. Cameron, duly authorized as he so declares:

     WHO DECLARES AND REPRESENTS AS FOLLOWS:

     1. That Ropak US has taken cognizance of the terms and conditions of the present Purchase Agreement;

     2. That it recognizes that in accordance with the terms of said Exchange Agreement, Linpac upon acquisition of the Shares, may avail itself immediately of the right of exchange and exchange the Shares into 577,777.78 common shares of Ropak US, upon the same terms and conditions of said Exchange Agreement;

     3. That in the event Linpac elects to avail itself of the right of exchange pursuant to said Exchange Agreement, Ropak US undertakes to fulfil all applicable requirements and file all documentation, including that required by any securities regulation, the whole within the prescribed period, except that Ropak US shall have no obligation to register any securities under the U.S. Securities Act of 1933;

     4. Subject to applicable law, in the event Linpac elects to avail itself of the right of exchange pursuant to said Exchange Agreement, Ropak US represents that the shares of its capital stock to be owned by Linpac upon exercise of said rights of exchange are transferable as contemplated on the Exchange Agreement.

     Dated and signed in California,         ROPAK CANADA INC.
     on October 12, 1994.

                                             per:  /s/ Ronald W. Cameron
                                                 Ronald W. Cameron
                                                 Vice President, Finance



     Dated and signed in California,         ROPAK CORPORATION INC.
     on October 12, 1994.

                                             per:  /s/ Ronald W. Cameron
                                                 Ronald W. Cameron
                                                 Vice President, Finance














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